Mail Stop 3561

            November 10, 2005

Mr. Michael J. Chesser
Chief Executive Officer
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, Missouri 64106

   RE: Great Plains Energy Incorporated
       Form 10-K for Fiscal Year Ended December 31, 2004
       Form 10-Q for Fiscal Quarter Ended June 30, 2005
       File No. 1-32206

       Kansas City Power & Light Company
       Form 10-K for Fiscal Year Ended December 31, 2004
       Form 10-Q for Fiscal Quarter Ended June 30, 2005
       File No. 1-707

Dear Mr. Chesser:

   We have completed our review of your Form 10-K and
related
filings and have no further comments at this time.

        Sincerely,

        George F. Ohsiek, Jr.
        Branch Chief